UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

28 July 2021
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:

Form 20-F X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This Report on Form 6-K contains a report of the second quarter 2021 results of Equinor ASA.

Equinor second quarter 2021

Equinor second quarter 2021 results

Equinor reports adjusted earnings of USD 4.64 billion and USD 1.58 billion after tax in the second quarter of 2021. IFRS net operating income was USD 5.30 billion and the IFRS net income was USD 1.94 billion.
The second quarter of 2021 was characterised by:

●

Strong results due to higher prices, sustained value focus and strict capital discipline.
●

Solid operational performance and progress in the project portfolio, some projects impacted negatively by Covid-19.
●

Strong cash flow and significant improvement of adjusted net debt ratio
(1)

to 16.4%.
●

Cash dividend of USD 0.18 per share and launch of share buy-back programme.
“We deliver a strong result in the second quarter. Solid operational performance and continued focus on value creation have enabled us to capture additional value from higher commodity prices. Strict capital discipline and a net cash flow of more than USD 4.5 billion,
reduce our net debt ratio to 16.4 percent and make us robust for volatility in commodity prices going forward,” says Anders

Opedal,
President and CEO of Equinor ASA.

“Systematic and sustained improvements on the NCS enable us to capture additional value in the quarter. We progressed our project portfolio with the Norwegian government’s approval of the development plan for Breidablikk, start-up of Martin Linge on NCS and the final investment decision on Bacalhau Phase 1 in Brazil. Projects in execution are progressing despite the impact of

Covid-19,” says
Opedal.

“We continue to accelerate within renewables through strategic positions and partnerships. In Poland we made significant progress with the award of the support regime for Baltyk II & III with a potential total capacity at 1,440 megawatts. We continue our efforts to reduce emissions. In this quarter we submitted the plan for development and operation of the Troll West electrification, and we have made good progress on Hywind Tampen, the world’s first floating windfarm to power offshore oil and gas platforms”, says Opedal.

Adjusted earnings [5] were USD 4.64 billion in the second quarter, up from USD 0.35 billion in the same period in 2020. Adjusted earnings after tax [5] were USD 1.58 billion, up from USD 0.65 billion in the same period last year.

IFRS net operating income was USD 5.30 billion in the second quarter, up from negative USD 0.47 billion in the same period in 2020.
IFRS net income was USD 1.94 billion in the second quarter, compared to negative USD 0.25 billion in the second quarter of 2020.
Net operating income was impacted by higher prices for gas and liquids, and net reversals of impairments of USD 0.28 billion including

USD 0.11 billion impairment of exploration licences in the second quarter of 2021.

The results of all E&P segments are positively impacted by the higher commodity prices. Strong operational performance, continued
improvement focus and strict capital discipline supported additional value creation.

E&P Norway benefited from improved prices and solid operational performance.

Combined with taxes paid based on the low 2020
results this contributed strongly to the group cash flow.

Results from the Marketing, midstream and processing segment were impacted by losses on hedges of gas forward sales, shut down
of the Hammerfest LNG plant and weak refinery margins.

Compared to the same quarter last year the Renewables segment experienced lower winds for the offshore wind assets, partially offset by improved availability. The segment delivered adjusted earnings of negative USD 31 million, down from negative USD 1 million in the second quarter last year.

Equinor delivered total equity production of 1,997 mboe per day in the second quarter, down from 2,011 mboe per day in the same period in 2020. High planned maintenance,

divestment of Bakken and shut down of the Hammerfest LNG plant were partially offset by higher flex gas volumes to capture higher prices and increased production from Johan Sverdrup. Equity production of renewable energy for the quarter was 282 GWh, down from 304 GWh for the same period last year, impacted by lower winds than the same quarter last year.

At the end of second quarter 2021, Equinor had completed 11 exploration wells with 5 commercial discoveries and 12 wells were ongoing. Adjusted exploration expenses in the second quarter were USD 0.21 billion, compared to USD 0.28 billion in the same quarter of 2020.

Equinor second quarter 2021

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 6.54 billion for the
second quarter, compared to USD 2.36 billion for the same period in 2020. Organic capital expenditure [5] was USD 4.03 billion for the first six months of 2021. At the end of the quarter adjusted net debt to capital employed

(1)

was 16.4%, down from 24.6% in the first
quarter of 2021. Including the lease liabilities according to IFRS 16, the net debt to capital employed was 23.2%.

The board of directors has declared a cash dividend of USD 0.18 per share for the second quarter of 2021. 28 July Equinor commences execution of the first tranche of around USD 300 million of the USD 600 million share buy-back program for 2021 announced 15 June.

The twelve-month average Serious Incident Frequency (SIF) for the period ending 30 June was 0.5 for 2021, and down from 0.6 in
2020. The twelve-month average Recordable Injury Frequency (TRIF) for the period ending at 30 June was 2.5, up from

2.2 in 2020.

On the Capital Markets Day on 15 June 2021 Equinor presented its updated strategy for accelerating its transition while growing cash
flow and returns. Equinor’s ambition is to deliver a competitive capital distribution and presented an updated programme for cash
dividend and share buy-back. Equinor has an ambition to reach a 40% reduction in net carbon intensity by 2035, on the way towards
net zero by 2050, and interim ambitions to reduce net carbon intensity with 20% by 2030.

Equinor expects gross investments [5] in renewables of around USD 23 billion from 2021 to 2026, and to increase the share of gross
investments for renewables and low carbon solutions from around 4% in 2020 to more than 50% by 2030. Based on early low-cost access at scale, Equinor expects to reach an installed capacity of 12 – 16 GW (Equinor share) by 2030. Early access followed by
targeted farm down is an integrated part of Equinor’s value creation proposition. So far, Equinor has divested assets for USD 2.3 billion and booked a capital gain of USD 1.7 billion.

By 2035, Equinor’s ambition is to develop the capacity to store 15 -30 million tonnes CO2 per year and to provide clean hydrogen in

3-5 industrial clusters.

Quarters Change First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million, unless stated otherwise) 2021 2020 Change
5,298 5,220 (472) N/A Net operating income/(loss) 10,518 (414) N/A
4,641 5,467 354 >100% Adjusted earnings [5] 10,109 2,401 >100%
1,943 1,854 (251) N/A Net income/(loss) 3,797 (956) N/A
1,578 2,662 646 >100% Adjusted earnings after tax [5] 4,240 1,207 >100%
1,997 2,168 2,011 (1%)
Total equity liquids

and gas production (mboe per day) [4]
2,082 2,122 (2%)
63.7 56.4 22.9 >100% Group average liquids price (USD/bbl) [1] 60.0 33.6 79%

This is a non-GAAP figure. Comparison numbers and reconciliation to IFRS are presented in the table

Calculation of capital employed and
net debt to capital employed ratio as shown under the Supplementary section in the report.

Equinor second quarter 2021

GROUP REVIEW
Second quarter 2021
Total equity liquids and gas production

[4] was 1,997 mboe per day in the second quarter of 2021, down 1% compared to 2,011 mboe per day in the second quarter of 2020 mainly due to planned turnarounds, expected natural decline, divestment of an
unconventional US onshore asset in the second quarter of 2021, in addition to the shutdown at the Hammerfest LNG plant.

Higher
flexible gas off-take and ramp-up of fields on the Norwegian continental shelf partially offset the decrease.

Total entitlement liquids and gas production [3] was 1,845 mboe per day in the second quarter of 2021, down 3% compared to
1,897 mboe per day in the second quarter of 2020. The production was negatively influenced by the factors mentioned above in
addition to higher effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 152 mboe per day in total in the second quarter of 2021 compared to 114 mboe per day in the second quarter of 2020.

Quarters Change Condensed income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (unaudited, in USD million) 2021 2020 Change
17,462 17,589 7,603 >100%
Total revenues and

other income
35,052 22,733 54%
(7,399) (7,166) (2,750) >100% Purchases [net of inventory variation] (14,565) (10,146) 44%
(2,329) (2,160) (2,411) (3%) Operating and administrative expenses (4,489) (5,014) (10%)
(2,111) (2,797) (2,522) (16%) Depreciation, amortisation and net impairment losses (4,908) (6,959) (29%)
(326) (247) (393) (17%) Exploration expenses (572) (1,028) (44%)
5,298 5,220 (472) N/A Net operating income/(loss) 10,518 (414) N/A
1,943 1,854 (251) N/A Net income/(loss) 3,797 (956) N/A

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 74,579 million at

30 June 2021, compared to USD 75,858 million at 30 June 2020.

Net operating income was USD 5,298 million in the second quarter of 2021, compared to negative USD 472 million in the second quarter of 2020. The increase was mainly due to higher average prices for liquids and gas, and net reversal of impairments in the
second quarter of 2021 compared to net impairment losses in second quarter of 2020. Lower results from liquids trading compared to
the second quarter of 2020 partially offset the increase in net operating income.

In the second quarter of 2021, net operating income was positively impacted by net reversal of impairments
2

of USD 276 million,
operational storage effects of USD 87 million, net overlifted volumes of USD 80 million, inventory hedge contracts of USD 67 million and unrealised loss on gas derivatives of USD 60 million. In the second quarter of 2020, net operating income was negatively impacted by impairments of USD 374 million.

For more information, see note 2 Segments to the Condensed interim financial statements.

Equinor second quarter 2021

Quarters Change Adjusted earnings First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
17,173 17,327 8,044
>100%

Adjusted total revenues and other income 34,500 23,014 50%
(7,531) (7,071) (2,798) >100% Adjusted purchases [6] (14,602) (10,653) 37%
(2,287) (2,173) (2,351) (3%) Adjusted operating and administrative expenses (4,461) (4,796) (7%)
(2,500) (2,386) (2,259) 11%
Adjusted depreciation, amortisation and net impairment
losses (4,886) (4,580) 7%
(212) (230) (282) (25%) Adjusted exploration expenses (443) (584) (24%)
4,641 5,467 354 >100% Adjusted earnings [5] 10,109 2,401 >100%
1,578 2,662 646 >100% Adjusted earnings after tax [5] 4,240 1,207 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Adjusted total revenues and other income were USD 17,173 million in the second quarter of 2021, compared to USD 8,044 million in the second quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, and higher gas production, partially offset by lower liquids production.

Adjusted purchases

[6] were USD 7,531 million in the second quarter of 2021, compared to USD 2,798 million in the second quarter of 2020. The increase was mainly due to significantly higher average prices for liquids and gas in addition to higher third party volumes for gas in Europe.

Adjusted operating and administrative expenses were USD 2,287 million in the second quarter of 2021, compared to USD 2,351 million in the second quarter of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment,
primarily due to lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were USD 2,500 million in the second quarter of 2021, compared to USD 2,259 million in the second quarter of 2020. The increase was mainly due to higher investments and the NOK/USD exchange rate development. The increase was partially offset by higher reserves estimates especially in the E&P International segment, lower depreciation basis resulting from net impairments in previous periods, and a classification of a US onshore asset as held for sale.

Adjusted exploration expenses were USD 212 million in the second quarter of 2021, compared to USD 282 million in the second quarter of 2020. The decrease was mainly due to previously expensed wells being recapitalised this quarter due to related projects
being matured, and lower drilling and other costs. This is partially offset by a lower portion of wells being capitalized this quarter and higher field development costs. For more information, see the table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments
3

of USD 656 million to net operating income,
Adjusted earnings

[5] were USD 4,641 million in the second
quarter of 2021, an increase of USD 4,287 million from the second quarter of 2020.

Adjusted earnings after tax

[5] were USD 1,578 million in the second quarter of 2021, which reflects an effective tax rate on adjusted earnings of 66.0%, compared to negative 82.3% in the second quarter of 2020. The change in the effective tax rate was mainly caused by the effect of the temporary changes to Norway’s petroleum tax system in the second quarter of 2020, and changes in provision for best estimates for uncertain tax positions in the second quarter of 2020.

Cash flows provided by operating activities increased by USD 6,275 million compared to the second quarter of 2020. The increase was mainly due to higher liquids and gas prices, decreased tax payments and a change in working capital.

Cash flows used in investing activities increased by USD 918 million compared to the second quarter of 2020. The increase was mainly due to increased financial investments, partially offset by increased proceeds from sale of assets.

For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2021

Cash flows used in financing activities increased by USD 6,985 million compared to the second quarter of 2020. The increase was mainly due to bonds issued in the second quarter of 2020, partially offset by increased short-term debt and decreased dividend paid.

Total cash flows decreased by USD 1,628 million compared to the second quarter of 2020.

Free cash flow

[5] in the second quarter of 2021 was USD 4,510 million compared to negative USD 1,853 million in the second quarter of 2020. The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, decreased tax payments, increased proceeds from sale of assets and decreased dividend paid.

First half 2021 review

Net operating income was USD 10,518 million in the first half of 2021, compared to negative USD 414 million in the first half of 2020.
The increase was mainly due to higher liquids and gas prices, lower net impairments in the first half of 2021 compared to the first half
of 2020, and lower transportation and exploration costs.

In the first half of 2021, net operating income was positively impacted by inventory hedge contracts of USD 354 million, operational storage effects of USD 191 million and net overlifted volumes of USD 79 million, partially offset by net impairments of USD 152 million.
In the first half of 2020, net operating income was negatively impacted mainly by net impairments of USD 2,825 million.

Adjusted total revenues and other income were USD 34,500 million in the first half of 2021 compared to USD 23,014 million in the first half of 2020. The increase was mainly due to significantly higher average prices for liquids and gas, and gain on sale of assets in
the Renewables (REN) segment.

Adjusted purchases
[6] were USD 14,602 million in the first half of 2021 compared to USD 10,653 million in the first half of

2020.
The increase was mainly due to significantly higher average prices for liquids and gas, partially offset by lower volumes for liquids and third party sales.

Adjusted operating and administrative expenses were   USD 4,461 million in the first half of 2021, compared to USD 4,796 million in the first half of 2020. The decrease was mainly due to lower transportation costs, especially in the MMP segment, primarily due to
lower freight rates on shipping of liquids in addition to lower volumes. The NOK/USD exchange rate development partially offset the decrease.

Adjusted depreciation, amortisation and net impairment losses were   USD 4,886 million in the first half of 2021, compared to USD
4,580 million in the first half of 2020. The increase was mainly due to higher investments and the NOK/USD exchange rate development. The increase was partially offset by higher reserves estimates especially in the E&P International segment, lower depreciation basis resulting from net impairments in previous periods, and a classification of a US onshore asset as held for sale.

Adjusted exploration expenses were USD 443 million in the first half of 2021, compared to USD 584 million in the first half of 2020.
The decrease was primarily due to lower drilling and other costs, a lower portion of exploration expenditure capitalized in earlier years
being expensed this year in addition to wells expensed in earlier years being recapitalised due to related projects on NCS being
matured. This is partially offset by a lower portion of exploration expenditure being capitalized this year, and higher field development costs. For more information, see table titled Adjusted exploration expenses in the Supplementary disclosures.

After total adjustments
4

of USD 409 million to net operating income,
Adjusted earnings

[5] were USD 10,109 million in the first half of
2021, an increase of USD 7,707 million compared to the first half of 2020.

Adjusted earnings after tax

[5] were USD 4,240 million in first half of 2021, compared to USD 1,207 million in the first half of 2020.
The effective tax rate on adjusted earnings was 58.1% in first half of 2021, compared to an effective tax rate of 49.7% in first half of
2020. The increase in the effective tax rate was mainly caused by effect of the temporary changes to Norway’s petroleum tax system in the first half of 2020 and changes in provision for best estimates for uncertain tax positions in the first half of 2020. This was partially offset by positive adjusted earnings in countries with unrecognised deferred tax assets.

Cash flows provided by operating activities

increased by USD 7,216 million compared to the first half of 2020. The increase was mainly due to higher liquids and gas prices and decreased tax payments, partially offset by a change in working capital and decreased cash flow from derivatives.

Cash flows used in investing activities

decreased by USD 244 million compared to the first half of 2020. The decrease was mainly due to increased proceeds from sale of assets, partially offset by increased financial investments.

For items impacting net operating income, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2021

Cash flows used in financing activities

increased by USD 8,824 million compared to the first half of 2020. The increase was mainly due to bonds issued in the first half of 2020 and increased repayment of finance debt, partially offset by decreased dividend paid.

Total cash flows

decreased by USD 1,364 million compared to the first half of 2020.

Free cash flow
[5] for the first half of 2021 was USD 9,683 million, compared to negative USD 1,492 million in the first half of 2020.
The increase was mainly due to higher operating cash flow mainly due to higher liquids and gas prices, decreased tax payments, increased proceeds from sale of assets and decreased dividend paid, partially offset by decreased cash flow from derivatives.

OUTLOOK

●

Organic capital expenditures

[5] are estimated at an annual average of USD 9-10 billion for 2021-2022 and around USD 12 billion annual average for 2023-2024
5
.

●

Production

for 2021 is estimated to be around 2% above 2020 level
6

[7].

●

Equinor’s ambition is to keep the unit of production cost

in the top quartile of its peer group.

●

Scheduled maintenance activity

is estimated to reduce equity production by around 50 mboe per day for the full year of 2021.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks

and
uncertainties because they relate to events and depend on circumstances that will occur in the future. We continue to monitor the impact of Covid-19 on our operations. Deferral of production to create future value, production cuts, gas off-take, timing of new capacity coming on stream, operational regularity, the ongoing impact of Covid-19 and activity level in the US onshore represent the most significant risks related to the foregoing production guidance. There has been considerable uncertainty created by the Covid-19
pandemic and we are still unable to predict the ultimate impact of this event, including impact on general economic conditions worldwide. Our future financial performance, including cash flow and liquidity, will be impacted by the extent and duration of the current market conditions, the development in realised prices, including price differentials and the effectiveness of actions taken in response to the pandemic. For further information, see section Forward-looking statements.

USD/NOK exchange rate assumption of 9.

Adjusted for portfolio measures.

Equinor second quarter 2021

EXPLORATION

& PRODUCTION NORWAY

Second quarter 2021 review

Average daily production of liquids and gas

decreased by 2% to 1,257 mboe per day in the second quarter of 2021, compared to

1,281 mboe per day in the second quarter of 2020. The decrease was mainly due to planned turnarounds, expected natural decline
and shutdown at the Hammerfest LNG plant, partially offset by higher flexible gas off-take and ramp-up on Johan Sverdrup.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
6,210 5,783 1,659
>100%

Total revenues and

other income
11,992 5,196
>100%

(828) (794) (706) 17% Operating and administrative expenses (1,622) (1,341) 21%
(908) (1,570) (992) (8%) Depreciation, amortisation and net impairment losses (2,478) (2,833) (13%)
(55) (70) (65) (15%) Exploration expenses (125) (160) (22%)
4,418 3,350 (104) N/A Net operating income/(loss) 7,767 863 >100%

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 35,533 million at

30 June 2021, compared to USD 30,549 million at 30 June 2020.

Net operating income

was USD 4,418 million in the second quarter of 2021 compared to negative USD 104 million in the second quarter of 2020. The increase was mainly due to higher liquids price and gas transfer price in addition to net reversal of impairments.

In the second quarter of 2021, net operating income was was positively impacted by net reversal of impairments of assets of USD 396
million, net underlifted volumes of USD 38 million and unrealised gain on derivatives of USD 19 million. In the second quarter of 2020,
net operating income was negatively impacted by net underlifted volumes of USD 19 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development, partially offset by lower Gassled removal costs and lower transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, decreased proved reserves on several fields and higher investments.
Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised this quarter due to related
projects being matured. Higher drilling and field development costs partially offset the decrease.

After total adjustments of USD 453 million to net operating income, Adjusted   earnings [5] were USD 3,964   million in the second
quarter of 2021, compared to negative USD 85 million in the second quarter of 2020.

Quarters Change Adjusted earnings First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
6,188 5,640 1,715
>100%

Adjusted total revenues and other income 11,828 5,308
>100%

(864) (714) (743) 16% Adjusted operating and administrative expenses (1,577) (1,398) 13%

Equinor second quarter 2021

(1,312) (1,293) (992) 32%
Adjusted depreciation, amortisation and net impairment
losses (2,605) (1,973) 32%
(48) (70) (65) (26%) Adjusted exploration expenses (118) (160) (26%)
3,964 3,563 (85) N/A Adjusted earnings/(loss) [5] 7,527 1,778 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2021

First half 2021 review

Net operating income

for E&P Norway was USD 7,767 million in the first half of 2021 compared to USD 863 million in the first half of
2020. The increase was mainly due to higher gas transfer price and liquids price in addition to net reversal of impairments.

In the first half of 2021, net operating income was positively impacted by net reversal of impairments of assets of

USD 120 million, net
underlifted volumes of USD 103 million and unrealised gain on derivatives of USD 19 million. In the first half of 2020, net operating income was negatively impacted by impairment of assets of USD 859 million and net underlifted volumes of USD 50 million.

Adjusted operating and administrative expenses increased mainly due to the NOK/USD exchange rate development, partially offset by lower Gassled removal costs and lower transportation costs. Adjusted depreciation, amortisation and net impairment losses increased mainly due to the NOK/USD exchange rate development, decreased proved reserves on several fields, increased depreciation of the
asset retirement obligation (ARO) assets and higher investments.

Lower depreciation basis resulting from net impairments in previous periods partially offset the increase. Adjusted exploration expenses decreased mainly due to previously expensed wells being recapitalised due to related projects being matured. Higher drilling and field development costs partially offset the decrease.

After total adjustments of USD 240   million to net operating income, Adjusted earnings [5] were USD 7,527 million in the first half of
2021, an increase from USD 1,778 million in the first half of 2020.

Equinor second quarter 2021

EXPLORATION

& PRODUCTION INTERNATIONAL

Second quarter 2021 review

Average daily equity production of liquids and gas

was 349 mboe per day in the second quarter of 2021 compared to 325 mboe per day in the second quarter of 2020. The increase was primarily due to higher gas nominations, field specific production on the

UK
continental shelf and in Russia, partially offset by natural decline in mature fields.

Average daily entitlement production of liquids and gas

was 252 mboe per day in the second quarter of 2021 compared to 266 mboe per day in the second quarter of 2020. The decrease was due to higher effects from production sharing agreements (PSA)
partially offset by higher equity production. The net effects from PSA were 97 mboe per day in the second quarter of 2021 compared to 59 mboe per day in the second quarter of 2020.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
1,475 1,049 555
>100%

Total revenues and

other income
2,525 1,903 33%
14 (29) (26) >(100%) Purchases [net of inventory variation] (15) (68) (78%)
(439) (252) (281) 57% Operating and administrative expenses (691) (779) (11%)
(228) (400) (509) (55%) Depreciation, amortisation and net impairment losses (627) (1,380) (55%)
(231) (107) (288) (20%) Exploration expenses (338) (536) (37%)
591 261 (548) N/A Net operating income/(loss) 853 (860) N/A

Balance sheet information:
The sum of equity accounted investments and non-current segment assets was USD 18,662 million at

30 June 2021, compared to USD 20,278 million at 30 June 2020.

Net operating income was positive USD 591 million in the second quarter of 2021 compared to negative USD 548 million in the second quarter of 2020. The increase was mainly due to higher liquids and gas prices, lower depreciation and lower exploration expenses,

in addition to net impairment reversals in the second quarter of 2021 compared to net impairment losses in the second quarter of 2020. The increase was partially offset by lower entitlement production in the second quarter of 2021.

In the second quarter of 2021, net operating income was positively impacted by net impairment reversals of USD 94 million, revenues related to a redetermination process of USD 57 million and net overlifted volumes of USD 41 million. In the second quarter of

2020,
net operating income was negatively impacted by net impairment losses of USD 146 million.

Adjusted operating and administrative expenses increased mainly due to increased royalties and production fees driven by higher prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserve estimates and lower
entitlement production from mature fields. Reduced ARO asset estimates and lower depreciation basis resulting from net impairments
in previous periods added to the decrease, partially offset by higher investments and increased production from specific fields.
Adjusted exploration expenses decreased mainly due to lower drilling and other costs, partially offset by a lower portion of exploration expenditure being capitalised in the second quarter of 2021.

After total adjustments of negative USD 193 million to net operating income, Adjusted earnings

[5] were USD 399 million in the
second quarter of 2021, up from negative USD 379 million in the second quarter of 2020.

Equinor second quarter 2021

Quarters Change Adjusted earnings First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
1,315 1,198 622
>100%

Adjusted total revenues and other income 2,513 1,770 42%
14 (29) (26) >(100%) Adjusted purchases (15) (68) (78%)
(378) (335) (324) 17% Adjusted operating and administrative expenses (712) (689) 3%
(416) (349) (475) (12%)
Adjusted depreciation, amortisation and net impairment
losses (765) (1,018) (25%)
(136) (103) (177) (23%) Adjusted exploration expenses (239) (369) (35%)
399 382 (379) N/A Adjusted earnings/(loss) [5] 781 (375) N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income for E&P International was positive USD 853 million in the first half of 2021, compared to negative USD 860 million in the first half of 2020. The positive development was mainly due to higher liquids and gas prices, lower depreciation,

and
lower exploration expenses, in addition to net impairment reversals in the first half of 2021 compared to net impairment losses in the
first half of 2020. The increase was partially offset by lower entitlement production in the first half of 2021.

In the first half of 2021, net operating income was positively impacted by net impairment reversals of USD 39 million. In the first half of
2020, net operating income was negatively impacted by net impairment losses of USD 529 million.

Adjusted operating and administrative expenses increased slightly mainly due to increased royalties and production fees,

primarily
driven by increased prices. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to increased reserves estimates and lower entitlement production from mature fields, partially offset by higher investments and increased production from certain fields. Adjusted exploration expenses decreased mainly due to lower drilling and other costs, in addition to
lower exploration expenditure capitalized in earlier years being expensed in the first half of 2021. This was partially offset by a lower portion of exploration expenditure being capitalized in the first half of 2021,

After total adjustments of negative USD 72 million to net operating income, Adjusted   earnings

[5] were USD 781 million in the first
half of 2021, up from negative USD 375 million in the first half of 2020.

Equinor second quarter 2021

EXPLORATION

& PRODUCTION USA

Second quarter 2021 review

Average daily equity production of liquids and gas

was 391 mboe per day in the second quarter of 2021 compared to 405 mboe per day in the second quarter of 2020. The decrease is due to divestment of an unconventional US onshore asset in the second quarter of 2021 and slightly lower US offshore production due natural decline offset slightly by increase in remaining unconventional
US onshore assets.

Average daily entitlement production of liquids and gas decreased slightly to 337 mboe per day in the second quarter of 2021 compared to 350 mboe per day in the second quarter of 2020. The decrease is due to divestment of an unconventional US onshore asset in the second quarter of 2021 and slightly lower US offshore production due natural decline offset slightly by increase in remaining unconventional US onshore assets.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
968 993 475
>100%

Total revenues and

other income
1,961 1,360 44%
(287) (335) (293) (2%) Operating and administrative expenses (622) (664) (6%)
(438) (436) (475) (8%) Depreciation, amortisation and net impairment losses (873) (1,711) (49%)
(39) (70) (40) (2%) Exploration expenses (109) (332) (67%)
204 152 (332) N/A Net operating income/(loss) 356 (1,347) N/A

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 11,811 million at
30 June 2021, compared to USD 15,557 million at 30 June 2020.

Net operating income was positive USD 204 million in the second quarter of 2021 compared to negative USD 332 million in the second quarter of 2020. The increase was mainly due to higher commodity prices in the second quarter of 2021.

In the second quarter of 2021, net operating income was negatively impacted by net impairments of USD 11 million, relating to the US offshore leaseholds. In the second quarter of 2020, there were no impairments.

Adjusted operating and administrative expenses decreased mainly due to the divestment of an unconventional US onshore asset.
Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020 and no depreciation expense being
recognised for the period until the divestment of the asset in the second quarter of 2021. Adjusted exploration expenses decreased mainly due to lower drilling costs partially offset by a lower portion of exploration expenditure being capitalized.

After total adjustments of USD 26 million to net operating income, Adjusted earnings

[5] were USD 230 million in the second quarter
of 2021, up from negative USD 341 million in the second quarter of 2020.

Quarters Change Adjusted earnings First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
968 993 475
>100%

Adjusted total revenues and other income 1,961 1,360 44%

Equinor second quarter 2021

(272) (335) (302) (10%) Adjusted operating and administrative expenses (607) (661) (8%)
(438) (408) (475) (8%)
Adjusted depreciation, amortisation and net impairment
losses (846) (975) (13%)
(28) (58) (40) (30%) Adjusted exploration expenses (86) (55) 57%
230 192 (341) N/A Adjusted earnings/(loss) [5] 422 (330) N/A
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Equinor second quarter 2021

First half 2021 review

Net operating income for E&P USA was positive USD 356 million in the first half of 2021 compared to negative USD 1,347 million in the first half of 2020. The positive development was mainly due to higher liquids and gas prices in the first half of 2021 compared to
the first half of 2020 and lower impairments related to unconventional US onshore and US offshore assets in the first half of 2021 compared to the first half of 2020.

In the first half of 2021, net operating income was negatively impacted by net impairment losses of USD 51 million, mainly due to
reduced fair value related to an asset held for sale in the first quarter of 2021. In the first half of 2020, net operating income was negatively impacted by net impairments of USD 1,014 million, mainly due to lower commodity price assumptions for the
unconventional US onshore and US offshore assets.

Adjusted operating and administrative expenses decreased mainly due to lower activity for unconventional US onshore as well as the
divestment of an unconventional US onshore asset. Adjusted depreciation, amortisation and net impairment losses decreased mainly due to lower depreciation basis resulting from classification of an unconventional US onshore asset as held for sale in the fourth quarter of 2020 and no depreciation expense being recognised for the period until the divestment of the asset in the second quarter of
2021. Adjusted exploration expenses increased mainly due to a lower portion of exploration expenditure being capitalised and a higher portion of exploration expenditure capitalised in earlier years being expensed.

Lower drilling costs partially offset the increase.

After total adjustments of USD 66 million to net operating income. Adjusted   earnings

[5] were USD 422 million in the first half of
2021, up from negative USD 330 million in the first half of 2020.

Equinor second quarter 2021

MARKETING, MIDSTREAM & PROCESSING

Second quarter 2021 review

Natural gas sales volumes amounted to 14.2 billion standard cubic meters (bcm) in the second quarter of 2021, up 0.6 bcm compared to the second quarter of 2020. Of the total gas sales in the second quarter of 2021, entitlement gas was 12.6 bcm,

up 0.6 bcm from the second quarter of 2020. The increase was mainly due to higher E&P International entitlement volumes, partially offset by the absence of equity LNG volumes as a result of the outage at the Hammerfest LNG plant due to shutdown.

Liquids sales volumes

amounted to 180.6 million barrels (mmbl) in the first quarter of 2021, down by 14.3 mmbl compared to the second quarter of 2020 mainly due to decreased purchase from third party partially offset by increased volumes from E&P
International.

Average invoiced European natural gas sales price was 237% higher in the second quarter of 2021 compared to the second quarter of 2020 following the post-Covid-19 economic recovery, higher demand for heating combined with low storage levels.
Average invoiced North American piped gas sales price

increased by 53% in the same period mainly due to increased Henry Hub price resulting from higher export and increased demand for gas-fired power as a result of warm weather.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
16,981 15,789 7,486
>100%

Total revenues and

other income
32,770 22,289 47%
(15,448) (14,176) (5,127) >100%
Purchases [net of inventory variation] [6]

(29,625) (18,627) 59%
(1,097) (1,069) (1,423) (23%) Operating and administrative expenses (2,166) (2,767) (22%)
(284) (152) (326) (13%) Depreciation, amortisation and net impairment losses (436) (607) (28%)
152 392 610 (75%) Net operating income/(loss) 544 288 89%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 3,668 million at 30
June 2021, compared to USD 4,337 million at 30 June 2020.

Net operating income

was USD 152 million in the second quarter of 2021 compared to USD 610 million in the second quarter of
2020. The decrease was mainly driven by lower results from liquids trading in the second quarter of 2021 compared to strong liquids
trading results in the second quarter of 2020. In addition, absence of LNG sales due to the outage at the Hammerfest LNG plant

and
negative results from a weak refinery margin contributed to a lower gross margin. The decrease in net operating income was partially offset by lower impairment losses and lower operating expenses compared to the second quarter in 2020. The net operating income in the second quarter of 2021 includes significant impact from derivatives with both gains and losses.

In the second quarter of 2021, net operating income was negatively impacted by impairment losses
7

and net provisions of USD 211
million, compared to USD 377 million in the second quarter of 2020. Unrealised gain on derivatives of USD 41 million positively impacted net on operating income in the second quarter of 2021, compared to a loss on derivatives of USD 36 million in the second
quarter of 2020.

Adjusted purchases [6] increased mainly due to higher prices for both liquids and gas, partially offset by lower third party volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight
7

For more information, see note 2 Segments and note 3 A
cquisitions and disposals
to the Condensed interim financial statements.

Equinor second quarter 2021

rates on shipping of liquids in addition to lower volumes. The decrease was partially offset by higher costs at operating plants.
Adjusted depreciation, amortisation and net impairment losses were stable.

After total adjustments of USD 8 million to net operating income, Adjusted earnings [5] were USD 144 million in the second quarter of 2021, compared to USD 1,161 million in the second quarter of 2020.

Equinor second quarter 2021

Quarters Change Adjusted earnings First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
16,874 15,518 7,805
>100%

Adjusted total revenues and other income 32,392 22,589 43%
(15,535) (14,281) (5,272) >100% Adjusted purchases [6] (29,816) (18,429) 62%
(1,096) (1,081) (1,274) (14%) Adjusted operating and administrative expenses (2,177) (2,585) (16%)
(99) (95) (98) 1%
Adjusted depreciation, amortisation and net impairment
losses (194) (185) 5%
144 61 1,161 (88%) Adjusted earnings [5] 206 1,390 (85%)
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income for MMP was USD 544 million in the first half of 2021 compared to USD 288 million in the first half of 2020.
The increase was mainly driven by a gain on liquids inventory hedging effects and operational storage of USD 545 million in the first
half of 2021, compared to a loss of USD 422 million in the first half of 2020.   The increase was partially offset by absence of LNG sales
due to the outage at the Hammerfest LNG plant, and negative result from weaker refinery results. The net operating income in the first
half of 2021 includes significant impact from derivatives with both gains and losses.

In the first half of 2021, net operating income was negatively impacted by impairment losses and provisions of USD 256 million compared to USD 604 million in the first half of 2020. Unrealised gain on derivatives of USD 24 million positively impacted net operating income in the first half of 2021, compared to a loss on derivatives of USD 83 million in the first half of

2020.

Adjusted total revenues and other income and Adjusted purchases [6] increased mainly due to higher prices for all products, partially offset by lower volumes for liquids. Adjusted operating and administrative expenses decreased mainly due to lower transportation costs caused by lower freight rates on shipping of liquids, in addition to lower volumes. The decrease was partially offset by higher costs at operating plants. Adjusted depreciation, amortisation and net impairment slightly increased.

After total net adjustments of USD 338 million,

Adjusted earnings

[5] were USD 206 million in the first half of 2021, a decrease from
USD 1,390 million in the first half of 2020.

Equinor second quarter 2021

RENEWABLES

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment “Other”. The change has its basis in the increased strategic importance of the
renewable business for Equinor and that the information is regarded useful for the readers of the financial statements.

Following the
change, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to

REN, as the
management considers presentation of the segment operations result, including the presentation of the gain or loss from divestments, as being reflective of the performance of the segment at this point of time. See Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures for more information.

Second quarter 2021 review

Power generation
8
  was 282 GWh in the second quarter of 2021, compared to 304 GWh in the second quarter of 2020. The decrease was due to wind being below seasonal average in the second quarter of 2021. The availability has been high in the second quarter of
2021.

Quarters Change Income statement under IFRS First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
2 1,381 38 (96%)
Total revenues and

other income
1,383 82
>100%

(32) (40) (38) (16%) Operating and administrative expenses (72) (71) 1%
(1) (0) (0) >100% Depreciation, amortisation and net impairment losses (1) (0) >100%
(31) 1,341 (0) >(100%) Net operating income/(loss) 1,310 11 >100%

Balance sheet information: The sum of equity accounted investments and non-current segment assets was USD 1,208 million at 30
June 2021, compared to USD 1,114 million at 30 June 2020.

Net operating income

was negative USD 31 million in the second quarter of 2021 compared to USD 0 million in the second quarter of 2020. The reduction was mainly due to increased activity level and higher costs due to the progressing of projects, mainly related to
the Empire Wind and Beacon Wind assets on the US east coast. Increased business development costs driven by higher activity level in the US, UK and in Asia also added to the decrease in net operating income. The decrease in Net operating income was partially offset by higher net income from assets in operation compared to the second quarter of 2020.

Lower power generation this quarter compared to same quarter last year was offset by increased power prices and higher availability.
Net income from assets in operation was positive both in the second quarter of 2021 and the second quarter of 2020.

Adjusted total revenue and other income decreased by USD 35 million compared to the second quarter of 2020 due to lower net income from equity accounted investments. Reduced net result from equity accounted investments were mainly due to higher costs
related to the progressing of the Empire Wind and Beacon Wind assets on the US east coast. These assets have changed consolidation method from proportional to equity accounted investments in 2021, following the farm-down of 50% of the owner share
in the first quarter of 2021. Adjusted operating and administrative expenses decreased compared to the second quarter of 2020. The
decrease was mainly driven by changed consolidation method for the Empire Wind and Beacon Wind assets. The decrease was partially offset by higher business development costs driven by higher activity level in the US, the UK and in Asia. Adjusted depreciation, amortisation and net impairment losses were slightly up compared to the second quarter of 2020 due to depreciation of
certain water permits acquired in 2021.

8

Equinor share.

Equinor second quarter 2021

Adjusted   earnings [5] were negative USD 31   million in the second quarter of 2021, compared to negative USD 1 million in the second quarter of 2020

Equinor second quarter 2021

Quarters Change Adjusted earnings First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
2 1,384 37 (95%) Adjusted total revenues and other income 1,386 84
>100%

(32) (40) (38) (16%) Adjusted operating and administrative expenses (72) (71) 1%
(1) (0) (0) >100%
Adjusted depreciation, amortisation and net impairment
losses (1) (0) >100%
(31) 1,344 (1) >(100%) Adjusted earnings [5] 1,313 12 >100%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

First half 2021 review

Net operating income was USD 1,310 million in the first half of 2021 compared to USD 11 million in the first half of 2020. The increase was due to gain on divestments completed in the first quarter of 2021 of around USD 1.4 billion. Net operating income in the first half of 2021 was impacted by lower net income from equity accounted investments compared to the first half of 2020.

This was
mainly driven by lower net income from equity accounted investments under development which contributed negatively to the result as
expected due to increased activity level and higher costs compared to the first half of 2020 due to the progressing of projects.

Adjusted total revenue and other income increased due to gain on divestments in the first half of 2021. The increase was partially
offset by lower result from equity accounted investments which is included in this line item, mainly due to Empire and Beacon Wind
assets in development not accounted for as equity accounted investment in 2020.   Adjusted operating and administrative expenses
remain at same level. Increase due to higher project activity and business development costs in the US, the UK and in Asia was offset
by lower operating expenses due to change in ownership and consolidation method related to Empire Wind and Beacon Wind in the
US, following the farm-down of 50% of the owner share in the first quarter of 2021.   Adjusted depreciation, amortisation and net
impairment losses were slightly up compared to the first half of 2020 due to depreciation of certain water permits acquired in 2021.

After total net adjustments of USD 3 million, Adjusted earnings

[5] were USD 1,313 million in the first half of 2021 compared to USD
12 million in the first half of 2020.

Equinor second quarter 2021

CONDENSED INTERIM FINANCIAL STATEMENTS

Second quarter 2021
CONSOLIDATED STATEMENT

OF INCOME

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (unaudited, in USD million) Note 2021 2020 2020*
17,380 16,129 7,563 Revenues 2 33,508 22,627 45,753
16 30 33 Net income/(loss) from equity accounted investments

47 104 53
66 1,431 7 Other income 3 1,497 2 12
17,462 17,589 7,603
Total revenues and

other income
2 35,052 22,733 45,818
(7,399) (7,166) (2,750) Purchases [net of inventory variation] (14,565) (10,146) (20,986)
(2,134) (1,941) (2,234) Operating expenses (4,076) (4,639) (8,831)
(195) (218) (177) Selling, general and administrative expenses (413) (374) (706)
(2,111) (2,797) (2,522) Depreciation, amortisation and net impairment losses 6 (4,908) (6,959) (15,235)
(326) (247) (393) Exploration expenses

(572) (1,028) (3,483)
(12,164) (12,369) (8,075) Total operating expenses 2 (24,534) (23,147) (49,241)
5,298 5,220 (472) Net operating income/(loss) 2 10,518 (414) (3,423)
(304) (312) (379) Interest expenses and other financial expenses

(616) (723) (1,392)
(90) (396) 130 Other financial items

(485) 498 556
(393) (707) (248) Net financial items 4 (1,101) (225) (836)
4,905 4,513 (720) Income/(loss) before tax

9,417 (640) (4,259)
(2,962) (2,659) 469 Income tax 5 (5,620) (316) (1,237)
1,943 1,854 (251) Net income/(loss) 3,797 (956) (5,496)
1,938 1,851 (254) Attributable to equity holders of the company 3,789 (961) (5,510)

Equinor second quarter 2021

5 3 3 Attributable to non-controlling interests 8 6 14
0.60 0.57 (0.08) Basic earnings per share (in USD) 1.17 (0.29) (1.69)
0.60 0.57 (0.08) Diluted earnings per share (in USD) 1.16 (0.29) (1.69)
3,247 3,248 3,276 Weighted average number of ordinary shares outstanding (in millions) 3,248 3,290 3,269
3,257 3,256 3,284
Weighted average number of ordinary shares outstanding diluted (in millions) 3,257 3,298 3,277
* Audited

Equinor second quarter 2021

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (unaudited, in USD million) 2021 2020 2020*
1,943 1,854 (251) Net income/(loss) 3,797 (956) (5,496)
107 117 41 Actuarial gains/(losses) on defined benefit pension plans 224 163 (106)
(24) (25) (8) Income tax effect on income and expenses recognised in OCI
1)
(50) (50) 19
83 91 33
Items that will not be reclassified to the Consolidated statement of income
174 113 (87)
119 (46) 1,560 Foreign currency translation effects 73 (2,622) 1,064
119 (46) 1,560
Items that may be subsequently reclassified to the Consolidated statement of income 73 (2,622) 1,064
202 45 1,593 Other comprehensive income/(loss) 247 (2,509) 977
2,144 1,899 1,342
Total comprehensive

income/(loss)
4,044 (3,464) (4,519)
2,140 1,896 1,340 Attributable to the equity holders of the company 4,036 (3,470) (4,533)
5 3 3 Attributable to non-controlling interests 8 6 14
* Audited
1) Other comprehensive income (OCI).

Equinor second quarter 2021

CONSOLIDATED BALANCE SHEET

At 30 June At 31 March At 31 December At 30 June
(unaudited, in USD million) Note 2021 2021 2020* 2020
ASSETS
Property, plant and equipment 6 65,373 63,161 65,672 63,941
Intangible assets 6 6,829 8,150 8,148 10,317
Equity accounted investments 2,377 2,374 2,262 1,599
Deferred tax assets 5,231 4,880 4,974 3,794
Pension assets 1,552 1,437 1,310 963
Derivative financial instruments 1,691 1,573 2,476 1,630
Financial investments 3,895 3,922 4,083 3,157
Prepayments and financial receivables 934 774 861 1,311

Total non-current

assets
87,882 86,272 89,786 86,711

Inventories 2,548 2,917 3,084 2,974
Trade and other receivables 8,564 8,692 8,232 5,489
Derivative financial instruments 2,251 1,096 886 589
Financial investments 15,152 10,922 11,865 9,319
Cash and cash equivalents 9,912 8,992 6,757 9,700

Total current assets 38,426 32,619 30,824 28,072

Assets classified as held for sale 3 950 1,100 1,362 0

Total assets 127,259 119,991 121,972 114,783

EQUITY AND LIABILITIES
Shareholders' equity 37,023 35,764 33,873 35,587
Non-controlling interests 18 18 19 23

Total equity 37,041 35,782 33,892 35,610

Finance debt
1)
4 28,112 27,991 29,118 28,632

Equinor second quarter 2021

Lease liabilities
1)
2,796 3,006 3,220 3,016
Deferred tax liabilities 12,306 11,440 11,224 8,907
Pension liabilities 4,411 4,363 4,292 3,572
Provisions and other liabilities 7 18,890 17,817 19,731 18,097
Derivative financial instruments 606 550 676 967

Total non-current

liabilities
67,120 65,167 68,260 63,191

Trade, other payables and provisions 10,022 10,592 10,510 8,620
Current tax payable 5 5,156 3,249 1,148 674
Finance debt
1)
4 3,463 2,784 4,591 4,324
Lease liabilities
1)
1,113 1,131 1,186 1,139
Dividends payable 487 0 357 297
Derivative financial instruments 2,247 1,014 1,710 928

Total current liabilities 22,488 18,770 19,502 15,982

Liabilities directly associated with the assets classified as held for sale

3 610 271 318 0

Total liabilities 90,218 84,209 88,081 79,173

Total equity and liabilities 127,259 119,991 121,972 114,783
* Audited
1) Lease liabilities are separated from the line item Finance debt and 2020 has been reclassified.

Equinor second quarter 2021

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY

(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
Share-
holders'
equity
Non-
controlling
interests Total equity
At 31 December 2019* 1,185 7,732 37,481 (5,258) 41,139 20 41,159
Net income/(loss) (961) (961) 6 (956)
Other comprehensive income/(loss) 113 (2,622) (2,509) (2,509)
Total comprehensive

income/(loss)
(3,464)
Dividends (1,189) (1,189) (1,189)
Share buy-back (890) (890) (890)
Other equity transactions (4) (0) (4) (2) (6)
At 30 June 2020

1,185 6,838 35,443 (7,879) 35,587 23 35,610
At 31 December 2020* 1,164 6,852 30,050 (4,194) 33,873 19 33,892
Net income/(loss) 3,789 3,789 8 3,797
Other comprehensive income/(loss) 174 73 247 247
Total comprehensive

income/(loss)
4,044
Dividends (877) (877) (877)
Other equity transactions (8) 0 (8) (9) (18)
At 30 June 2021 1,164 6,844 33,136 (4,121) 37,023 18 37,041
* Audited

Equinor second quarter 2021

CONSOLIDATED STATEMENT

OF CASH FLOWS

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (unaudited, in USD million) Note 2021 2020 2020*
4,905 4,513 (720) Income/(loss) before tax 9,417 (640) (4,259)
2,111 2,797 2,522 Depreciation, amortisation and net impairment losses 6 4,908 6,959 15,235
25 64 125 Exploration expenditures written off 89 560 2,506
43 (70) 321 (Gains)/losses on foreign currency transactions and balances 4 (27) 24 646
16 (1,383) (15) (Gains)/losses on sale of assets and businesses 3 (1,367) (1) 18
(565) 222 257 (Increase)/decrease in other items related to operating activities
1)
(343) 492 918
170 577 25 (Increase)/decrease in net derivative financial instruments 746 (264) (451)
39 39 43 Interest received 78 108 162
(199) (141) (198) Interest paid (340) (380) (730)
6,543 6,617 2,360
Cash flows provided by operating activities before taxes paid and working capital items 13,161 6,859 14,045
(344) (84) (1,744) Taxes paid (428) (2,631) (3,134)
444 (549) (248) (Increase)/decrease in working capital (106) 1,183 (524)
6,643 5,984 368
Cash flows provided by operating activities

12,627 5,411 10,386
(111) 0 0 Cash used in business combinations
2)
3 (111) 0 0
(1,747) (2,151) (1,899) Capital expenditures and investments (3,897) (4,249) (8,476)
(4,224) 699 (2,730) (Increase)/decrease in financial investments
3)
(3,525) (2,131) (3,703)
(65) (305) (45) (Increase)/decrease in derivatives financial instruments (370) (71) (620)
(134) (3) 2 (Increase)/decrease in other interest-bearing items (137) 3 202
692 1,146 0 Proceeds from sale of assets and businesses 3 1,839 2 505
(5,589) (613) (4,671) Cash flows used in investing activities (6,202) (6,446) (12,092)
0 0 8,347 New finance debt 0 8,347 8,347
(1) (1,424) 0 Repayment of finance debt
4)
(1,425) 0 (2,055)

Equinor second quarter 2021

(308) (302) (318) Repayment of lease liabilities
4)
(610) (623) (1,277)
(389) (355) (904) Dividends paid (744) (1,750) (2,330)
0 0 0 Share buy-back 0 (58) (1,059)
687 (1,015) (150) Net current finance debt and other financing activities (327) (198) 1,365
(10) (3,096) 6,975 Cash flows provided by/(used in) financing activities (3,107) 5,717 2,991
1,044 2,274 2,672 Net increase/(decrease) in cash and cash equivalents 3,318 4,682 1,285
3 (174) 162 Effect of exchange rate changes on cash and cash equivalents (170) (159) 294
8,857 6,757 6,866
Cash and cash equivalents at the beginning of the period (net of overdraft) 6,757 5,177 5,177
9,904 8,857 9,700
Cash and cash equivalents at the end of the period (net of
overdraft)
5)
9,904 9,700 6,757
* Audited

1) Second quarter 2021 includes redetermination settlement for the

Agbami field. For more information see note 7 Provisions, commitments, contingent liabilities and contingent assets for more information.
2) Net after cash and cash equivalents acquired.
3) Includes sale of Lundin shares in the second quarter of 2020.

4) Repayment of lease liabilities are separated from the line item Repayment of finance debt and 2020 has been reclassified.
5) At 30 June 2021 cash and cash equivalents included a net overdraft of USD 7 million. At 31 December 2020 and at 30 June 2020 cash and cash equivalents net overdraft were zero.

Equinor second quarter 2021

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of
petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New
York Stock Exchange (USA).

All of Equinor's oil and gas activities and net assets on the Norwegian continental shelf are owned by Equinor Energy AS, a 100%
owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor

ASA.

Following changes in Equinor's internal reporting to management, the composition of Equinor's operating and reporting segments changed as of the first quarter 2021. Segment information for prior periods has been reclassified to align with the new segment presentation. Certain further changes to Equinor’s operating segments took effect on 1 June 2021, but this did not impact the
reporting segments, and no reclassifications were required. For more information, see note 2 Segments to these condensed interim financial statements.

Equinor's condensed interim financial statements for the second quarter of 2021 were authorised for issue by the board of directors on
27 July 2021.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU).

The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2020. IFRS as adopted by the EU differs in certain respects from
IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's
Consolidated annual financial statements for 2020.

There have been no changes to the significant accounting policies during 2021 compared to the Consolidated annual financial
statements for 2020.

The condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair
presentation of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period
results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of
the tables may not equal the sum of the amounts shown due to rounding.

The condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in
the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The ongoing Covid-19 pandemic creates additional estimation uncertainties and impacts key assumptions applied by Equinor in the valuation of our assets and the measurement of our liabilities. Reference is made
to note 2 Significant accounting policies in Equinor’s Consolidated annual financial statements for 2020 and to note 8 Impact of the
Covid-19 pandemic to these condensed interim financial statements for further information.

Equinor second quarter 2021

2 Segments

As from 1 June 2021 Equinor’s operations are managed through the following operating segments

(business areas): Exploration &
Production Norway (EPN), Exploration & Production International (EPI), Exploration & Production USA (EPIUSA), Marketing,
Midstream & Processing (MMP), Renewables (REN), Projects, Drilling and Procurement (PDP) and Technology, Digital & Innovation
(TDI) and Corporate staff and functions.

The main change in the organisational corporate structure compared to previous periods is that the operating segment Development
& Production Brazil is merged into the operating segment Exploration & Production International. In addition, the operating segment
Exploration is divided and merged into Exploration & Production Norway, Exploration & Production International and Exploration &
Production USA. Global Strategy & Business development is divided and merged into the functions for Chief Financial Officer and
Safety, Security and Sustainability. The operating segment Technology,

Projects & Drilling is split into Technology,

Digital &
Innovation and Projects, Drilling & Procurement. The new organisational corporate structure has not implied any changes in the
reportable segments.

The reporting segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International),
Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) consist of the
business areas EPN, EPI, EPIUSA, MMP and REN respectively. The operating segments, PDP, TDI and corporate staffs and functions are aggregated into the reporting segment “Other” due to the immateriality of these operating segments. The majority of the
costs within the operating segments PDP and TDI are allocated to the E&P Norway, E&P International, E&P USA, MMP and REN
reporting segments.

The changes have no material effect on comparable figures.

As from the first quarter of 2021, Equinor changed its reporting as REN became a separate reporting segment. Previously the activities in REN were reported in the segment “Other”. The new reporting structure has been applied retrospectively with comparable figures reclassified. The change has its basis in the increased strategic importance of the renewable business for Equinor and that the
information is regarded useful for the readers of the financial statements.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases and the line item
Additions to PP&E, intangibles and equity accounted investments. All IFRS 16 leases are presented within the Other segment. The
lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenues in the Other segment. Additions to
PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment. The line item Additions to

PP&E,
intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

Equinor second quarter 2021

Second quarter 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 42 287 101 16,892 7 117 0 17,446
Revenues inter-segment 6,167 1,170 867 82 0 1 (8,287) 0
Net income/(loss) from equity accounted
investments 0 19 0 7 (6) (4) 0 16
Total revenues and

other income

6,210 1,475 968 16,981 2 114 (8,287) 17,462
Purchases [net of inventory variation] 0 14 (0) (15,448) 0 (0) 8,035 (7,399)
Operating, selling, general and
administrative expenses (828) (439) (287) (1,097) (32) 57 298 (2,329)
Depreciation, amortisation and net
impairment losses (908) (228) (438) (284) (1) (252) 0 (2,111)
Exploration expenses (55) (231) (39) 0 0 0 0 (326)
Total operating expenses (1,792) (884) (764) (16,829) (33) (195) 8,333 (12,164)
Net operating income/(loss) 4,418 591 204 152 (31) (82) 46 5,298
Additions to PP&E, intangibles and equity
accounted investments 1,368 429 180 59 156 52 0 2,243

Equinor second quarter 2021

First quarter 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 28 221 121 15,697 1,382 111 0 17,559
Revenues inter-segment 5,755 805 872 84 0 1 (7,517) 0
Net income/(loss) from equity accounted
investments 0 23 0 8 (1) 0 0 30
Total revenues and

other income

5,783 1,049 993 15,789 1,381 111 (7,517) 17,589
Purchases [net of inventory variation] 0 (29) (0) (14,176) 0 (0) 7,040 (7,166)
Operating, selling, general and
administrative expenses (794) (252) (335) (1,069) (40) 54 277 (2,160)
Depreciation, amortisation and net
impairment losses (1,570) (400) (436) (152) (0) (240) 0 (2,797)
Exploration expenses (70) (107) (70) 0 0 0 0 (247)
Total operating expenses (2,433) (788) (841) (15,397) (40) (187) 7,317 (12,369)
Net operating income/(loss) 3,350 261 152 392 1,341 (76) (200) 5,220
Additions to PP&E, intangibles and equity
accounted investments 1,308 396 157 38 128 (13) (0) 2,014

Second quarter 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 10 52 67 7,392 (0) 50 0 7,570
Revenues inter-segment 1,649 515 408 88 0 1 (2,661) 0
Net income/(loss) from equity accounted
investments 0 (11) 0 7 38 0 0 33
Total revenues and

other income

1,659 555 475 7,486 38 50 (2,661) 7,603
Purchases [net of inventory variation] 0 (26) 0 (5,127) 0 (0) 2,403 (2,750)
Operating, selling, general and
administrative expenses (706) (281) (293) (1,423) (38) 163 166 (2,411)
Depreciation, amortisation and net
(992) (509) (475) (326) (0) (220) 0 (2,522)

Equinor second quarter 2021

impairment losses
Exploration expenses (65) (288) (40) 0 0 0 0 (393)
Total operating expenses (1,762) (1,103) (808) (6,877) (38) (56) 2,569 (8,075)
Net operating income/(loss) (104) (548) (332) 610 (0) (6) (92) (472)
Additions to PP&E, intangibles and equity
accounted investments 1,118 484 268 51 4 382 (0) 2,307
1) Reclassified

Equinor second quarter 2021

First half 2021
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN Other
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 70 508 222 32,589 1,389 227 0 35,005
Revenues inter-segment 11,923 1,975 1,739 166 0 2 (15,804) 0
Net income/(loss) from equity accounted
investments 0 42 0 15 (6) (4) 0 47
Total revenues and

other income

11,992 2,525 1,961 32,770 1,383 225 (15,804) 35,052
Purchases [net of inventory variation] 0 (15) (0) (29,625) 0 (1) 15,076 (14,565)
Operating, selling, general and
administrative expenses (1,622) (691) (622) (2,166) (72) 110 574 (4,489)
Depreciation, amortisation and net
impairment losses (2,478) (627) (873) (436) (1) (492) 0 (4,908)
Exploration expenses (125) (338) (109) 0 0 0 0 (572)
Total operating expenses (4,225) (1,672) (1,605) (32,226) (73) (383) 15,650 (24,534)
Net operating income/(loss) 7,767 853 356 544 1,310 (157) (154) 10,518
Additions to PP&E, intangibles and equity
accounted investments 2,676 825 337 97 284 38 0 4,257
Balance sheet information
Equity accounted investments

3 1,181 0 96 1,067 32 (0) 2,377
Non-current segment assets

35,530 17,481 11,811 3,572 141 3,668 0 72,202
Non-current assets not allocated to
segments

13,303
Total non-current

assets

87,882

Equinor second quarter 2021

First half 2020
E&P
Norway

E&P
Internationa
l
E&P

USA MMP REN
1)
Other
1)
Eliminations

Total

(in USD million)
Revenues third party, other revenue and
other income 17 218 208 22,087 0 99 0 22,629
Revenues inter-segment 5,179 1,680 1,152 184 0 1 (8,197) 0
Net income/(loss) from equity accounted
investments 0 5 0 18 82 0 0 104
Total revenues and

other income

5,196 1,903 1,360 22,289 82 100 (8,197) 22,733
Purchases [net of inventory variation] 0 (68) 0 (18,627) 0 (0) 8,549 (10,146)
Operating, selling, general and
administrative expenses (1,341) (779) (664) (2,767) (71) 255 353 (5,014)
Depreciation, amortisation and net
impairment losses (2,833) (1,380) (1,711) (607) (0) (429) 0 (6,959)
Exploration expenses (160) (536) (332) 0 0 0 0 (1,028)
Total operating expenses (4,333) (2,763) (2,707) (22,001) (72) (174) 8,902 (23,147)
Net operating income/(loss) 863 (860) (1,347) 288 11 (74) 705 (414)
Additions to PP&E, intangibles and equity
accounted investments 2,407 1,225 694 107 5 484 (0) 4,922
Balance sheet information
Equity accounted investments

2 563 0 87 925 20 0 1,599
Non-current segment assets

30,547 19,715 15,557 4,350 189 3,901 0 74,259
Non-current assets not allocated to
segments

10,853
Total non-current

assets

86,711
1) Reclassified

In the second quarter of 2021 Equinor recognised net impairment reversals of USD 276 million of which USD 113 million was impairments of acquisition cost and signature bonuses classified as exploration expenses. The line item Exploration expenses in the
Consolidated statement of income also includes impairment of capitalised exploration well cost. For information regarding impairment of capitalised exploration cost, see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment reversal was USD 93 million. Impairments of USD 95 million related to exploration licenses in South America and were classified as exploration expenses. Net impairment reversal of other assets of USD

Equinor second quarter 2021

188 million were mainly related to an asset in the Europe and Asia area caused by positive change in the short-term price
assumptions and a North America offshore asset valued at fair value less cost to sell following the reclassification to held for sale.

In the E&P Norway segment the net impairment reversal was USD 396 million mainly related to an offshore asset caused by a positive change in the short-term price assumptions.

In the MMP segment the impairments were USD 185 million mainly related to a refinery valued at fair value less cost to sell following
the reclassification to held for sale.

In addition, in the segments Other and E&P USA total impairments of USD 29 million have been recognized.

For information on group impairment losses and reversals, see note 6 Property, plant and equipment and intangible assets.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

See also note 8 Impact of the Covid-19 pandemic.

Equinor second quarter 2021

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues third party, other revenues and other income to the country of the legal entity executing the sale for the second quarter of 2021, Norway constitutes 76% and USA constitutes 16% of such revenues. For the second quarter of
2020, Norway and USA constituted 79% and 16% of such revenues, respectively.

For the first half of 2021, Norway constitutes 78% and the US constitutes 16% of such revenues. For the first half of

2020, Norway and
the US constituted 80% and 15% of such revenues respectively.

Non-current assets by country
At 30 June At 31 March At 31 December At 30 June
(in USD million) 2021 2021 2020 2020
Norway 41,342 40,261 42,192 36,383
USA 12,667 12,867 13,172 16,524
Brazil 8,339 8,226 8,203 8,796
UK 4,222 4,256 4,398 4,913
Azerbaijan 1,674 1,670 1,683 1,696
Canada 1,478 1,445 1,527 1,435
Russia 1,012 974 973 427
Angola 914 897 725 1,331
Algeria 772 794 808 866
Denmark 568 918 953 887
Other countries 1,592 1,378 1,447 2,601
Total non-current

assets
1)
74,579 73,686 76,082 75,858

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Revenues from contracts with customers and other revenues
Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (in USD million) 2021 2020 2020
9,060 8,714 4,018 Crude oil 17,774 11,858 24,509
3,443 3,298 1,188 Natural gas 6,741 3,358 7,213
2,908 2,661 923

- European gas
5,569 2,691 5,839
319 422 196

- North American gas
741 486 1,010
215 216 68

- Other incl. Liquefied natural gas
431 181 363
2,682 2,373 1,258 Refined products 5,055 3,287 6,534
1,672 1,910 839 Natural gas liquids 3,582 2,288 5,069
205 256 286 Transportation 461 615 1,083
341 112 88 Other sales 454 225 681
17,402 16,664 7,677 Revenues from contracts with customers 34,067 21,631 45,088
80 78 (9) Taxes paid in-kind 158 38 93
294 (159) 152 Physically settled commodity derivatives 135 251 209
(471) (523) (318) Gain/(loss) on commodity derivatives (994) 594 108
74 69 61 Other revenues 143 113 256
(23) (536) (114) Total other revenues (558) 996 665
17,380 16,129 7,563 Revenues 33,508 22,627 45,753

Equinor second quarter 2021

Equinor second quarter 2021

3 Acquisitions and disposals

Divestments

Bakken onshore unconventional field

On 26 April 2021, Equinor closed the transaction to divest its interests in the Bakken field in the US states of North Dakota and
Montana to Grayson Mill Energy, backed by EnCap Investments for an estimated total consideration of USD 819 million, including interim period settlement, for which payment has been received in the first half 2021. Post-closing settlement adjustments are ongoing, and the consideration will be final in early 2022. The asset was impaired in the first quarter 2021. In the second quarter

2021,
an insignificant loss was recorded and is presented in the line item Operating expenses in the Consolidated statement of income in
the E&P USA segment.

Divestment of 10% of Dogger Bank Farm A and B
On 26 February 2021, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank Wind Farm A and

B
assets in the UK for a total consideration of GBP 206.4 million (USD 285 million), resulting in a gain of GBP 202.8 million (USD

280
million). After closing, the new overall shareholdings in Dogger Bank A and Dogger Bank B are SSE Renewables (40%),

Equinor
(40%), and Eni (20%). Equinor will continue to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.

Divestment of non-operated interest in the Empire Wind and Beacon Wind assets on the US east coast
On 29 January 2021, Equinor closed the transaction with BP to sell 50% of the non-operated interests in the Empire Wind and

Beacon
Wind assets for a preliminary total consideration after interim period adjustments of USD 1.2 billion, resulting in a gain of USD 1.1 billion for the divested part, of which USD 500 million had been prepaid at the end of December 2020. Through this transaction,

the
two companies have established a strategic partnership for further growth within offshore wind in the USA. Following the transaction,
Equinor remains the operator with a 50% interest. Equinor consolidated the assets until transaction closing, and thereafter the
investments are classified as joint ventures and accounted for using the equity method. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Acquisitions

Acquisition of Wento

On 5 May 2021, Equinor completed a transaction to acquire 100% of the shares in Polish onshore renewables developer Wento from the private equity firm Enterprise Investors for a cash consideration of EUR 98 million (USD 117 million) after net cash adjustments. In addition, Equinor acquired a receivable of USD 3 million from Enterprise Investors towards investees. The assets and liabilities related
to the acquired business have been recognised under the acquisition method. The acquisition resulted in an increase of Equinor’s intangible assets of USD 46 million, goodwill of USD 59 million, deferred tax liability of USD 9 million and other net assets of USD 21
million. The goodwill reflects the expected synergies, competence and access to the Polish renewables market obtained in the acquisition. The transaction has been accounted for in the REN reporting segment.

Held for sale

On 10 June 2021, Equinor entered into an agreement with the Klesch Group to sell 100% of the shares in Equinor Refining Denmark
A/S. Equinor Refining Denmark A/S consists of the Kalundborg refinery and terminal in the northwest of Zealand, the Hedehusene terminal near Copenhagen as well as associated infrastructure and industrial property. The assets and liabilities related to this entity are classified as held for sale and presented in the reporting segment MMP at 30 June 2021. Closing of the transaction is subject to
customary approvals and contractual condition precedents. Closing is expected in the second half of 2021. Equinor has recognised an
impairment loss based on the estimated fair value less costs to sell, see note 2 Segments.

In the second quarter 2021 Equinor has reached an agreement on commercial terms to sell its share of an asset in offshore North
America. The assets and liabilities related to this entity are classified as held for sale and presented in the E&P International segment
at 30 June 2021. The net carrying amount of the interests to be disposed of is immaterial. Equinor has recognised an impairment
reversal based on the estimated fair value less costs to sell, see note 2 Segments.

Equinor second quarter 2021

4 Financial items

Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (in USD million) 2021 2020 2020
(43) 70 (321) Net foreign currency exchange gains/(losses) 27 (24) (646)
28 45 14 Interest income and other financial items 72 238 248
27 (150) 248 Gains/(losses) on financial investments (123) (98) 506
(101) (360) 189
Gains/(losses) other derivative financial instruments

(462) 382 448
(304) (312) (379) Interest and other finance expenses (616) (723) (1,392)
(393) (707) (248) Net financial items (1,101) (225) (836)

Gains/(losses) on derivative financial instruments is a loss of USD 101 million in the second quarter of 2021,   compared to a gain of
USD 189 million in the second quarter of 2020, mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 950 million has been utilized as
of

30 June 2021.

In the first half of 2021, Equinor recorded total lease payments of USD 663 million, of which USD 54 million were payment of interest
and USD 610 million were down-payment of lease liabilities.

5 Income taxes
Quarters First half Full year
Q2 2021 Q1 2021 Q2 2020 (in USD million) 2021 2020 2020
4,905 4,513 (720) Income/(loss) before tax 9,417 (640) (4,259)
(2,962) (2,659) 469 Income tax (5,620) (316) (1,237)
60.4% 58.9% 65.2% Effective tax rate 59.7% (49.5%) (29.0%)

The tax rate for the second quarter of 2021 and for the first half of 2021 was primarily influenced by positive operating income in
countries with unrecognised deferred tax assets.

The tax rate for the second quarter of 2021 was also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the second quarter of 2020 and for the first half of 2020 was primarily influenced by the temporary changes to
Norway’s petroleum tax system and changes in best estimates for uncertain tax positions.

The tax rate for the first half of 2020 was also influenced by losses including impairments recognised in countries with unrecognised deferred tax assets or in countries with lower than average tax rates and currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the full year 2020 was primarily influenced by losses including net impairments recognised in countries with
unrecognised deferred taxes or in countries with lower than average tax rates. The tax rate was also influenced by currency effects in
entities that are taxable in other currencies than the functional currency, partially offset by the temporary changes to Norway’s petroleum tax system and changes in best estimates for uncertain tax positions.

Equinor second quarter 2021

6 Property, plant

and equipment and intangible assets
(in USD million)
Property, plant and
equipment
Intangible
assets
Carrying amount at 31 December 2020 65,672 8,148
Additions through business combinations 4 106
Additions

3,429 166
Transfers

1,467 (1,467)
Disposals and reclassifications

45 (12)
Transferred to assets classified as held for sale (281) (0)
Expensed exploration expenditures and net impairment losses - (89)
Depreciation, amortisation and net impairment losses (4,890) (18)
Foreign currency translation effects (73) (5)
Carrying amount at 30 June 2021 65,373 6,829

Right-of-use (RoU) assets are included within property, plant and equipment with a net book value of USD 3,618 million per

30 June 2021. Additions to RoU assets amount to USD 167 million. Gross depreciation and impairment of RoU assets amount to USD
636 million in the first half of 2021, of which depreciation costs of USD 158 million have been allocated to exploration and development activities and are presented net on the Depreciation, amortisation and net impairment losses and Additions lines in the
table above.

Net impairments/(reversal) of impairments
For information on impairment losses and reversals per reporting segment, see note 2 Segments.

Second quarter
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets (390) 263 0 0 (390) 263
Goodwill - - 0 0 0 0
Other intangible assets - - 1 0 1 0
Acquisition costs related to oil and gas prospects - - 113 111 113 111
Total net impairment

loss/(reversal) recognised
(390) 263 114 111 (276) 374
First half
Property, plant and
equipment Intangible assets

Total
(in USD million) 2021 2020 2021 2020 2021 2020
Producing and development assets 21 2,379 12 277 33 2,656
Goodwill - - 1 1 1 1
Other intangible assets - - 1 0 1 0
Acquisition costs related to oil and gas prospects - - 117 170 117 170
Total net impairment

loss/(reversal) recognised
21 2,379 131 448 152 2,827

Equinor second quarter 2021

The net impairments have been recognised in the Consolidated statement of income as Depreciation, amortisation and net
impairment losses and Exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts in the second quarter and first half of 2021 were mainly based on value in use.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices.

7 Provisions, commitments, contingent liabilities and contingent assets

Asset retirement obligation

Equinor’s estimated asset retirement obligations (ARO) have decreased by USD 548 million to USD 16,743 million compared to year-
end 2020, mainly due to the increase in discount rates and divestments, partially offset by increase in cost estimates and additions.
Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Supreme Court decision related to ICMS indirect tax (Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of
Goods and Certain Services)

In Brazil, the State of Rio de Janeiro in 2015 published a law whereby crude oil extraction would be subject to a 18% ICMS indirect tax
(Imposto sobre Circulaçao de Mercadorias - Tax on the Circulation of Goods and Certain Services). The Brazilian Industry Association
filed a suit with the Federal Supreme Court of Brazil challenging the law’s constitutionality, and in March 2021 the plenary of Brazil’s
Supreme Court declared the State of Rio de Janeiro’s law to be unconstitutional. The decision became final in May 2021. As a result,
Equinor requested that the Supreme Court’s decision is reflected in the ICMS related legal proceedings which previously were initiated by Equinor and which currently are ongoing for the Roncador and Peregrino fields in in the legal system of the State of Rio de
Janeiro. During the second quarter, developments in these state-level legal proceedings regarding the Peregrino field resulted in a reduction in Equinor’s overall maximum exposure, which at the end of the second quarter 2021 is estimated at USD 428 million.
Following the Supreme Court’s decision, Equinor evaluates the probability of any cash outflow in these cases to be remote. As no provisions have previously been made in the matter, the Brazilian Supreme Court’s decision does not impact Equinor’s condensed interim financial statements for the second quarter or first half of 2021.

Redetermination process for Agbami field

Through its ownership in OML 128 in Nigeria, Equinor is a party to an ownership interest redetermination process for the Agbami field, which will reduce Equinor’s ownership interest. A non-binding agreement for settlement of the redetermination was reached during the
fourth quarter of 2018. The parties to the non-binding agreement have thereafter continued to work towards a final settlement

and
agreed-upon ownership percentage adjustment. In June 2021, Equinor paid a total of USD 822 million to two of the partners in the
Agbami Unit. The payment covered outstanding amounts between the three parties as of 31 March 2021. Following the payment,

an
adjustment to the previous provision by USD 57 million has been reflected in the E&P International segment under Other

Revenue.
The remaining Agbami redetermination related provision reflected in Trade and other payables in the Consolidated balance sheet at second quarter end is immaterial.

Mineral rights dispute along the Missouri riverbank

Equinor produces minerals from wells in spacing units along the Missouri River in which ownership of the mineral rights associated with the near shore region up to the ordinary high-water mark have been disputed. As operator of wells in those units,

Equinor has a
right to part of the proceeds, and a responsibility to distribute the remainder of the proceeds from the production to the owners of the
mineral rights. As the riverbank has moved continuously over time, updated river-surveys have resulted in interest claims from several
parties, including the State of North Dakota, the United States, and private parties. During the second quarter of 2021,

Equinor has
received updated title opinions reflecting the latest State survey that resulted in clarification among the main parties. Certain limited procedural matters remain, but Equinor’s maximum exposure in the case has been significantly reduced and at this stage is minor.
Amounts reflected in the matter in the Consolidated balance sheet at 30 June 2021 and in the Consolidated statement of income
during the second quarter and for the first half of 2021 are immaterial.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset in respect of such litigation and claims, cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Equinor second quarter 2021

8 Impact of the Covid-19 pandemic

In 2021, the Covid-19 pandemic continues to impact worldwide economic growth and energy demand, and the uncertainties with regard to recovery from the effects of the pandemic remain. During the first half of 2021, oil prices rebounded after an unprecedented collapse and increased volatility in 2020. Developments related to the ongoing pandemic, such as new or continued lockdowns

or
other measures implemented by various countries, new outbreaks, and the success of ongoing vaccination efforts, will continue to impact energy demand, energy prices, and related volatilities in 2021 and beyond. At the same time, markets are currently showing
signs of increased demand relative to supply, reflected in higher price levels for oil and gas in the near term.

Equinor second quarter 2021

On 19 March 2021, Equinor published its 2020 Annual Report and Form 20-F. The impact of the Covid-19 pandemic for the Equinor group, including the impact for future energy price levels and demand, is discussed and reflected in a number of notes to those 2020
annual consolidated financial statements. The Covid-19 pandemic related information with a reach beyond 2020 continue, in all material aspects, to apply for the first half of 2021.

During the first half of 2021, Equinor has only experienced immaterial effects of the pandemic from assets in operation, due to measures taken to maintain and secure safe production. The Covid-19 pandemic continues to impact Equinor’s maintenance and
development project portfolio world-wide with personnel limitation issues causing schedule delays and cost increases.

The situation
continues to be unpredictable and may have additional consequences for the progress and costs of our projects.

Within the group, some projects in the portfolio continue to be impacted by the Covid-19 pandemic, and especially related to Equinor’s
Brazilian organization and the Peregrino field projects and some of the Norwegian development projects.

9 Subsequent events

On 27 July 2021, the board of directors resolved to declare a dividend for the second quarter of 2021 of USD 0.18 per share.

The
Equinor shares will trade ex-dividend 11 November 2021 on the Oslo Børs and 10 November 2021 for ADR holders on the New York
Stock Exchange. Record date will be 12 November 2021 and payment date will be 24 November 2021.

On 27 July 2021, the board of directors resolved the commencement of the first tranche of the share buy-back programme for a total
of USD 300 million, including shares to be redeemed from the Norwegian State. The purpose of the share buy-back programme is to
reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. The first tranche will end no later than 28 September 2021.

Equinor second quarter 2021

Responsibility statement

Board and management confirmation
Today,

the board of directors, the chief executive officer and the chief financial officer have reviewed and approved the Equinor ASA
Condensed interim financial statements as of 30 June 2021.

To the best of our knowledge, we confirm that:

●

the Equinor ASA Condensed interim financial statements for the first half of 2021 have been prepared in accordance with IFRSs as adopted by the European Union (EU), IFRSs as issued by the International Accounting Standards Board (IASB) and additional
Norwegian disclosure requirements in the Norwegian Accounting Act, and that

●

the information presented in the Condensed interim financial statements gives a true and fair view of the company's and the group's assets, liabilities, financial position and results for the period viewed in their entirety, and that

●

the information presented in the Condensed interim financial statements gives a true and fair view of the development, performance, financial position, principle risks and uncertainties of the group, and that
●

the information presented in the Condensed interim financial statements gives a true and fair view of major related-party transactions

Oslo, 27

July 2021
THE BOARD

OF DIRECTORS

OF EQUINOR

ASA
/s/ JON ERIK REINHARDSEN
CHAIR
/s/ JEROEN VAN

DER VEER
DEPUTY CHAIR
/s/ BJØRN

TORE GODAL
/s/ REBEKKA GLASSER
HERLOFSEN
/s/ ANNE

DRINKWATER
/s/ JONATHAN

LEWIS
/s/ FINN BJØ

RN RUYTER

/s/ TOVE

ANDERSEN
/s/ STIG LÆGREID /s/ PER MARTIN LABRÅTEN
/s/ HILDE

MØLLERSTAD
/s/ ULRICA

FEARN
CHIEF FINANCIAL

OFFICER
/s/ ANDERS

OPEDAL

PRESIDENT AND

CEO

Equinor second quarter 2021

Equinor second quarter 2021

Supplementary disclosures

Operational data
Quarters Change First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 Operational data 2021 2020 Change
Prices
68.8 60.9 29.2 >100% Average Brent oil price (USD/bbl) 64.9 39.7 63%
64.9 57.3 23.5 >100% E&P Norway average liquids price (USD/bbl) 60.8 34.0 79%
65.3 58.6 24.4 >100% E&P International average liquids price (USD/bbl) 62.3 36.4 71%
56.7 50.5 19.0 >100% E&P USA average liquids price (USD/bbl) 53.5 29.5 81%
63.7 56.4 22.9 >100% Group average liquids price (USD/bbl) [1] 60.0 33.6 79%
533 480 229 >100% Group average liquids price (NOK/bbl) [1] 507 327.5 55%
7.08 5.46 0.91 >100% E&P Norway average internal gas price (USD/mmbtu) [9] 6.23 1.82 >100%
1.82 2.28 1.26 44% E&P USA average internal gas price (USD/mmbtu) [9] 1.99 1.41 41%
7.54 6.65 2.24 >100% Average invoiced gas prices - Europe (USD/mmbtu) [8] 7.07 3.23 >100%
2.25 2.71 1.47 53% Average invoiced gas prices - North America (USD/mmbtu) [8] 2.50 1.68 49%
3.4 1.5 3.9 (13%) Refining reference margin (USD/bbl) [2] 2.4 2.8 (13%)
Entitlement production (mboe per day)
604 662 637 (5%) E&P Norway entitlement liquids production 633 643 (2%)
212 212 235 (10%) E&P International entitlement liquids production 212 250 (15%)
138 150 172 (20%) E&P USA entitlement liquids production 144 179 (19%)
954 1,024 1,044 (9%) Group entitlement liquids production 989 1,072 (8%)
652 723 644 1% E&P Norway entitlement gas production 687 694 (1%)
39 55 31 26% E&P International entitlement gas production 47 44 7%
199 212 179 12% E&P USA entitlement gas production 206 177 17%
891 990 854 4% Group entitlement gas production 940 915 3%
1,845 2,014 1,897 (3%)
Total entitlement liquids

and gas production [3]
1,929 1,987 (3%)
Equity production (mboe per day)
604 662 637 (5%) E&P Norway equity liquids production 633 643 (2%)
295 299 291 1% E&P International equity liquids production 297 322 (8%)
153 169 195 (22%) E&P USA equity liquids production 161 204 (21%)
1,052 1,130 1,123 (6%) Group equity liquids production 1,091 1,169 (7%)
652 723 644 1% E&P Norway equity gas production 687 694 (1%)

Equinor second quarter 2021

54 61 34 57% E&P International equity gas production 57 51 13%
239 254 210 13% E&P USA equity gas production 246 208 18%
945 1,037 888 6% Group equity gas production 991 953 4%
1,997 2,168 2,011 (1%)
Total equity liquids

and gas production [4]
2,082 2,122 (2%)
REN power generation
282 450 304 (7%) Power generation (GWh) 732 862 (15%)

Exchange rates
Quarters Change First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 Exchange rates 2021 2020 Change
0.1195 0.1174 0.1000 20% NOK/USD average daily exchange rate 0.1184 0.1027 15%
0.1168 0.1173 0.1026 14% NOK/USD period-end exchange rate 0.1168 0.1026 14%
8.3697 8.5146 10.0023 (16%) USD/NOK average daily exchange rate 8.4445 9.7382 (13%)
8.5592 8.5249 9.7446 (12%) USD/NOK period-end exchange rate 8.5592 9.7446 (12%)
1.2058 1.2048 1.1008 10% EUR/USD average daily exchange rate 1.2053 1.1015 9%
1.1884 1.1725 1.1198 6% EUR/USD period-end exchange rate 1.1884 1.1198 6%

Equinor second quarter 2021

Health, safety and the environment
Twelve months average per First half First half
Q2 2021 Q2 2020 Health, safety and the environment 2021 2020
Injury/incident frequency
2.5 2.2
Total recordable

injury frequency (TRIF)
2.5 2.0
0.5 0.6 Serious Incident Frequency (SIF) 0.3 0.5
Oil spills
125 165 Accidental oil spills (number of) 58 68
50 8,968 Accidental oil spills (cubic metres) 27 129
First half Full year
Climate 2021 2020
Upstream CO2 intensity (kg CO2/boe)
1)
7.4 8.0

1) Total

scope 1 emissions of CO2 (kg CO2) from exploration and production, divided by total production (boe).

Equinor second quarter 2021

Reconciliation of net operating income/(loss) to adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss)
in the second quarter of 2021
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables
Other

(in USD million)
Net operating income/(loss) 5,298 4,418 591 204 152 (31) (36)
Total revenues and

other income
(289) (22) (161) - (107) 0 -
Changes in fair value of derivatives (60) (19) - - (41) - -
Periodisation of inventory hedging effect (67) - - - (67) - -
Over-/underlift (106) (2) (103) - - - -
Provisions (57) - (57) - - - -
Purchases [net of inventory variation] (133) - - - (87) - (46)
Operational storage effects (87) - - - (87) - -
Eliminations (46) - - - - - (46)
Operating and administrative expenses

42 (35) 62 15 1 - -
Over-/underlift 26 (35) 62 - - - -
Other adjustments (25) - - - (25) - -
Gain/loss on sale of assets 15 - - 15 - - -
Provisions 26 - - - 26 - -
Depreciation, amortisation and net
impairment losses
(389) (403) (188) - 185 - 17
Impairment 211 - 9 - 185 - 17
Reversal of Impairment (600) (403) (197) - - - -
Exploration expenses 113 7 95 11 - - -
Impairment 113 7 95 11 - - -
Sum of adjustments to net operating
income/(loss)
(656) (453) (193) 26 (8) 0 (29)
Adjusted earnings/(loss) [5] 4,641 3,964 399 230 144 (31) (64)
Tax on adjusted earnings (3,064) (2,856) (106) 0 (127) 4 20
Adjusted earnings/(loss) after tax [5] 1,578 1,108 293 230 18 (27) (44)

Equinor second quarter 2021

Items impacting net operating income/(loss)
in the second quarter of 2020
Equinor
group
Exploration &
Production
Norway
Exploration &
Production
International*
Exploration &
Production
USA
Marketing,
Midstream &
Processing Renewables* Other* (in USD million)
Net operating income/(loss) (472) (104) (548) (332) 610 (0) (98)
Total revenues and

other income
441 57 66 - 319 (1) -
Changes in fair value of derivatives 36 - - - 36 - -
Periodisation of inventory hedging effect 288 - - - 288 - -
Impairment (1) - - - - (1) -
Over-/underlift 123 57 66 - - - -
Gain/loss on sale of assets (6) - - - (6) - -
Purchases [net of inventory variation] (48) - - - (145) - 97
Operational storage effects (145) - - - (145) - -
Eliminations 97 - - - - - 97
Operating and administrative expenses

60 (38) (43) (9) 149 - -
Over-/underlift (81) (38) (43) - - - -
Gain/loss on sale of assets (9) - - (9) - - -
Provisions 149 - - - 149 - -
Depreciation, amortisation and net
impairment losses
263 - 35 - 228 - -
Impairment 263 - 35 - 228 - -
Exploration expenses 111 - 111 - - - -
Impairment 111 - 111 - - - -
Sum of adjustments to net operating
income/(loss)
827 19 169 (9) 551 (1) 97
Adjusted earnings/(loss) [5] 354 (85) (379) (341) 1,161 (1) (1)
Tax on adjusted earnings 291 408 144 0 (465) (1) 205
Adjusted earnings/(loss) after tax [5] 646 323 (235) (341) 696 (1) 204
* Reclassified to reflect change to
segment.

Equinor second quarter 2021

Items impacting net operating income/(loss)
in the first half of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 10,518 7,767 853 356 544 1,310 (311)
Total revenues and

other income
(552) (165) (12) - (378) 3 -
Changes in fair value of derivatives (44) (19) - - (24) - -
Periodisation of inventory hedging effect (354) - - - (354) - -
Impairment from associated companies 3 - - - - 3 -
Over-/underlift (100) (145) 45 - - - -
Provisions (57) - (57) - - - -
Purchases [net of inventory variation] (37) - - - (191) - 154
Operational storage effects (191) - - - (191) - -
Eliminations 154 - - - - - 154
Operating and administrative expenses

28 45 (21) 15 (10) - -
Over-/underlift 21 42 (21) - - - -
Other adjustments (23) 2 - - (25) - -
Gain/loss on sale of assets 15 - - 15 - - -
Provisions 15 - - - 15 - -
Depreciation, amortisation and net
impairment losses
22 (127) (138) 28 242 - 17
Impairment 622 276 59 28 242 - 17
Reversal of impairment (600) (403) (197) - - - -
Exploration expenses 130 7 99 24 - - -
Impairment 130 7 99 24 - - -
Sum of adjustments to net operating
income/(loss)
(409) (240) (72) 66 (338) 3 171
Adjusted earnings/(loss) [5] 10,109 7,527 781 422 206 1,313 (140)
Tax on adjusted earnings (5,869) (5,442) (312) 0 (158) (1) 43
Adjusted earnings/(loss) after tax [5] 4,240 2,085 469 422 48 1,312 (97)

Equinor second quarter 2021

Items impacting net operating income/(loss)
in the first half of 2020
Equinor
group
Exploration
&
Production
Norway
Exploration
& Production
International
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Renewables
* Other* (in USD million)
Net operating income/(loss) (414) 863 (860) (1,347) 288 11 632
Total revenues and

other income
281 112 (133) - 300 1 -
Changes in fair value of derivatives 89 6 - - 83 - -
Periodisation of inventory hedging effect 224 - - - 224 - -
Impairment 1 - - - - 1 -
Over-/underlift (27) 106 (133) - - - -
Gain/loss on sale of assets (6) - - - (6) - -
Purchases [net of inventory variation] (507) - - - 198 - (705)
Operational storage effects 198 - - - 198 - -
Eliminations (705) - - - - - (705)
Operating and administrative expenses 217 (57) 89 3 182 - -
Over-/underlift 33 (57) 89 - - - -
Gain/loss on sale of assets 3 - - 3 - - -
Provisions 182 - - - 182 - -
Depreciation, amortisation and net
impairment losses
2,380 859 362 736 422 - -
Impairment 2,427 859 409 736 422 - -
Reversal of impairment (47) - (47) - - - -
Exploration expenses 445 - 167 278 - - -
Impairment 445 - 167 278 - - -
Sum of adjustments to net operating
income/(loss)
2,816 915 485 1,017 1,102 1 (705)
Adjusted earnings/(loss) [5] 2,401 1,778 (375) (330) 1,390 12 (74)
Tax on adjusted earnings (1,194) (906) 222 (0) (733) (1) 222
Adjusted earnings/(loss) after tax [5] 1,207 872 (152) (330) 658 12 148
* Reclassified to reflect change to
segment.

Equinor second quarter 2021

Items impacting net operating income/(loss)
in the first quarter of 2021
Equinor
group
Exploration
&
Production
Norway

Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing Renewables Other (in USD million)
Net operating income/(loss) 5,220 3,350 261 152 392 1,341 (276)
Total revenues and

other income
(262) (143) 149 - (271) 3 -
Changes in fair value of derivatives 16 - - - 16 - -
Periodisation of inventory hedging effect (287) - - - (287) - -
Impairment from associated companies 3 - - - - 3 -
Over-/underlift 6 (143) 149 - - - -
Purchases [net of inventory variation] 95 - - - (105) - 200
Operational storage effects (105) - - - (105) - -
Eliminations 200 - - - - - 200
Operating and administrative expenses

(14) 80 (82) - (11) - -
Over-/underlift (5) 78 (82) - - - -
Other adjustments 2 2 - - - - -
Provisions (11) - - - (11) - -
Depreciation, amortisation and net
impairment losses
411 276 50 28 57 - -
Impairment 411 276 50 28 57 - -
Exploration expenses 17 - 4 12 - - -
Impairment 17 - 4 12 - - -
Sum of adjustments to net operating
income/(loss)
247 213 121 40 (330) 3 200
Adjusted earnings/(loss) [5] 5,467 3,563 382 192 61 1,344 (76)
Tax on adjusted earnings (2,805) (2,586) (206) (0) (31) (5) 23
Adjusted earnings/(loss) after tax [5] 2,662 977 176 192 30 1,338 (53)

Equinor second quarter 2021

Adjusted earnings after tax by reporting segment
Quarters
Q2 2021 Q1 2021 Q2 2020*
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 3,964 (2,856) 1,108 3,563 (2,586) 977 (85) 408 323
E&P International 399 (106) 293 382 (206) 176 (379) 144 (235)
E&P USA 230 0 230 192 (0) 192 (341) 0 (341)
MMP 144 (127) 18 61 (31) 30 1,161 (465) 696
REN (31) 4 (27) 1,344 (5) 1,338 (1) (1) (1)
Other (64) 20 (44) (76) 23 (53) (1) 205 204
Total Equinor consolidation 4,641 (3,064) 1,578 5,467 (2,805) 2,662 354 291 646
Effective tax rates on adjusted
earnings 66.0% 51.3% (82.3%)
* REN and Other segment have been reclassified to reflect change to segments.

First half
2021 2020*
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway 7,527 (5,442) 2,085 1,778 (906) 872
E&P International 781 (312) 469 (375) 222 (152)
E&P USA 422 0 422 (330) (0) (330)
MMP 206 (158) 48 1,390 (733) 658
REN 1,313 (1) 1,312 12 (1) 12
Other (140) 43 (97) (74) 222 148
Total Equinor consolidation 10,109 (5,869) 4,240 2,401 (1,194) 1,207
Effective tax rates on adjusted earnings 58.1% 49.7%
* REN and Other segment have been reclassified to reflect change to segments.

Equinor second quarter 2021

Reconciliation of adjusted earnings after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

First half
Q2 2021 Q1 2021 Q2 2020
(in USD million)
2021 2020
5,298 5,220 (472) Net operating income/(loss) A 10,518 (414)
3,025 2,863 (566) Income tax less tax on net financial items B 5,888 780
2,272 2,358 93 Net operating income after tax C = A-B 4,630 (1,194)
(656) 247 827 Items impacting net operating income
1)
D (409) 2,816
38 (57) 274
Tax on items impacting

net operating income

E (19) 415
1,578 2,662 646 Adjusted earnings after tax [5] F = C+D-E 4,240 1,207
(393) (707) (248) Net financial items G (1,101) (225)
64 204 (96)
Tax on net financial

items
H 268 463
1,943 1,854 (251) Net income/(loss) I = C+G+H 3,797 (956)
1) Represents the total adjustments to net operating income made to arrive at adjusted earnings (i.e. adjusted purchases, adjusted operating
and administrative expenses, adjusted depreciation, amortisation and impairment expenses and adjusted exploration expenses,

each of which
are presented and reconciled to the relevant related IFRS figure for the periods presented in this report).

Equinor second quarter 2021

Adjusted earnings MMP break down
Quarters Change Adjusted earnings break down First half
Q2 2021 Q1 2021 Q2 2020 Q2 on Q2 (in USD million) 2021 2020 Change
80 (30) 366 (78%) Natural Gas Europe 51 675 (92%)
37 2 (7) N/A Natural Gas US 39 (18) N/A
58 156 784 (93%) Liquids 214 745 (71%)
(31) (66) 19 N/A Other (98) (12) >(100%)
144 61 1,161 (88%) Adjusted earnings MMP 206 1,390 (85%)

Adjusted exploration expenses
Quarters Change Adjusted exploration expenses First half
Q2 2021 Q1 2021 Q2 2020* Q2 on Q2 (in USD million) 2021 2020 Change
186 114 97 92% E&P Norway exploration expenditures 300 227 32%
127 133 234 (46%) E&P International exploration expenditures 260 455 (43%)
29 17 76 (61%) E&P USA exploration expenditures 46 121 (62%)
342 264 407 (16%)
1)
Group exploration expenditures 606 802 (24%)
2)
(88) 47 14 N/A Expensed, previously capitalised exploration expenditures (41) 113 N/A
(42) (81) (140) (70%) Capitalised share of current period's exploration activity (123) (334) (63%)
113 17 111 2% Impairment (reversal of impairment) 130 447 (71%)
326 247 393 (17%) Exploration expenses according to IFRS 572 1,028 (44%)
(113) (17) (111) 2% Items impacting net operating income/(loss)
3)
(130) (445) (71%)
212 230 282 (25%) Adjusted exploration expenses 443 584 (24%)
1) 18 wells with activity with 6 completed in the second quarter of 2021 compared to 27 wells with 10 completed in the second quarter of
2020.

2) 23 wells with activity with 11 completed in

the first half of 2021 compared to 32 wells with activity with 15 completed in the first half of
2020.

3) For items impacting net operating income/(loss), see Reconciliation of net operating income/(loss) to adjusted earnings in the Supplementary disclosures.

Equinor second quarter 2021

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio At 30 June At 31 March
At 31
December
At 30 June
(in USD million) 2021 2021 2020 2020
Shareholders' equity 37,023 35,764 33,873 35,587
Non-controlling interests 18 18 19 23
Total equity

A 37,041 35,782 33,892 35,610
Current finance debt and lease liabilities 4,576 3,915 5,777 5,463
Non-current finance debt and lease liabilities 30,908 30,997 32,338 31,647
Gross interest-bearing debt B 35,484 34,913 38,115 37,110
Cash and cash equivalents 9,912 8,992 6,757 9,700
Current financial investments 15,152 10,922 11,865 9,319
Cash and cash equivalents and financial investment

C 25,063 19,914 18,621 19,020
Net interest-bearing debt [10] B1 = B-C 10,421 14,998 19,493 18,091
Other interest-bearing elements

1)
777 773 627 832
Normalisation for cash-build up before tax payment (50% of Tax

Payment)

2)
- 39 - -
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities [5] B2 11,198 15,811 20,121 18,923
Lease liabilities 3,909 4,137 4,405 4,154
Net interest-bearing debt adjusted [5] B3 7,289 11,674 15,716 14,768
Calculation of capital employed [5]
Capital employed A+B1 47,461 50,781 53,385 53,700

Equinor second quarter 2021

Capital employed adjusted, including lease liabilities A+B2 48,238 51,593 54,012 54,532
Capital employed adjusted A+B3 44,330 47,456 49,608 50,378
Calculated net debt to capital employed [5]
Net debt to capital employed (B1)/(A+B1) 22.0% 29.5% 36.5% 33.7%
Net debt to capital employed adjusted, including lease liabilities (B2)/(A+B2) 23.2% 30.6% 37.3% 34.7%
Net debt to capital employed adjusted (B3)/(A+B3) 16.4% 24.6% 31.7% 29.3%

1) Cash

and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated
balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.
2) Adjustment

to net interest-bearing debt for cash build-up in the first quarter and the third quarter before tax payment on 1

April and

1 October. This is to exclude 50% of the cash build-up to have a more even allocation of tax payments between the four quarters and hence a more representative net interest-bearing debt.

Equinor second quarter 2021

USE AND RECONCILIATION

OF NON-GAAP FINANCIAL
MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

●

Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
●

Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore,

the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the
period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

●

Return on average capital employed after tax (ROACE)

– this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with
GAAP or ratios based on these figures. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented earlier in this report.
●

Capital employed adjusted – this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
●

Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●

Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement.

Equinor second quarter 2021

●

Organic capital expenditures – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.2 billion in the second quarter of 2021. Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In the second quarter of 2021, a total of USD 0.2 billion are excluded in the organic capital expenditures. Forward-looking organic capital expenditures included in this report are not reconcilable to its
most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty.
●

Gross capital expenditures

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●

Free cash flow for the second quarter 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 6.5 billion), taxes paid (negative USD 0.3 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 1.7 billion), (increase)/decrease in other items interest-bearing (negative USD 0.1 billion), proceeds from sale of assets and businesses (USD 0.7 billion), dividend paid (negative USD 0.4 billion) and share buy-back (USD 0.0 billion), resulting in a free
cash flow of USD 4.5 billion in the second quarter of 2021.
●

Free cash flow for the first half of 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (USD 13.2 billion), taxes paid (negative USD 0.4 billion), cash used in business combinations (negative USD 0.1 billion), capital expenditures and investments (negative USD 3.9 billion), (increase)/decrease in other items interest-bearing (negative USD 0.1 billion), proceeds from sale of assets and businesses (USD 1.8 billion), dividend paid (negative USD 0.7 billion) and share buy-back (USD 0.0 billion), resulting in a free
cash flow of USD 9.7 billion in the first half of 2021.

Amended principles for adjusted earnings with effect from the first quarter of 2021:

With effect from the first quarter of 2021 Equinor has changed its policy for how gain or loss from sales of assets are to be recognised in Adjusted earnings for the Renewables segment. Previously gain or loss from sales of assets within the renewables segment has
been excluded from the adjusted earnings performance measure, while as of the first quarter of 2021 such gain or loss will be included as part of the adjusted earnings performance measure for the segment. The change in policy for the adjusted earnings performance measure does not impact the other reporting segments, where such gain or loss will continue to be excluded from the
adjusted earnings performance measure. The policy has been retrospectively applied, but with no impact on the comparable numbers
for 2020.

The change in policy for gain or loss from sales of assets in the Renewables segment is based on the increased activity and significance of the segment (REN as a separate reporting segment with effect of the first quarter of 2021), where management consider such gain or loss on divestments to be an integral part of the performance of the segment. Early access at scale with a
subsequent partial divestment is an integral part of the strategy for the Renewables segment that distinguishes it from the other
segments in Equinor.

Adjusted earnings adjust for the following items:

●

Changes in fair value of derivatives:

Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the
value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.
●

Periodisation of inventory hedging effect: Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value.
There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price.

An
adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of
the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
●

Over/underlift : Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on a number of factors related to
our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is

Equinor second quarter 2021

therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●

The operational storage is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices.

These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●

Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●

Gain or loss from sales of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold. Following the first quarter of 2021, Equinor has determined the adjusted earnings item of gain or loss from sales of assets is not applicable to the reporting segment, REN, as the management considers presentation of the segment operations result, including the presentation of the gain from divestments, as being reflective of the performance of the segment
at this point of time.
●

Eliminations (Internal unrealised profit on inventories) :   Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e. level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
●

Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
●

Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2020 Annual Report and Form 20-F.

Equinor second quarter 2021

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy",

"will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions

and
expectations, including with respect to the Covid-19 pandemic and its impacts, consequences and risks; Equinor's response to the
Covid-19 pandemic, including measures to protect people, operations and value creation, operating costs and assumptions;

the
ambition to reduce net carbon intensity and be a net-zero energy company by 2050; the commitment to develop as a broad energy
company; the ambition to be a leader in the energy transition; future financial performance, including cash flow and liquidity;
accounting policies; plans to develop fields; plans for renewables production capacity, development of related projects and investments in renewables; expectations regarding development of CCUS and hydrogen businesses; ambitions regarding capex for
renewables and low carbon solutions; market outlook and future economic projections and assumptions, including commodity price
assumptions; organic capital expenditures through 2024; estimates regarding production; ambition to keep unit of production cost in
the top quartile of our peer group; scheduled maintenance activity and the effects on equity production thereof; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks

and
uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors
that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of the uncertainty regarding demand created by the Covid-19 pandemic and oil price volatility triggered, among other things, by the changing dynamic among OPEC+
members; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of quarantine rules and social distancing requirements triggered by the Covid-19 pandemic; health, safety and environmental risks; impact of the Covid-19 pandemic; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity);
ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political and social stability and economic growth in relevant areas of the world; reputational damage; exercise of ownership by the Norwegian state; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance
coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as
majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-
producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes;
exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions;

and
other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor's
business, is contained in Equinor's Annual Report on Form 20-F for the year ended December 31, 2020, filed with the

U.S. Securities
and Exchange Commission (including section 2.12 Risk review - Risk factors thereof). Equinor's 2020 Annual Report and Form 20-F
is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our
future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources" that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor second quarter 2021

END NOTES

1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.
The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.

4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
These are non-GAAP figures.

See Use and reconciliation of non-GAAP financial measures in the report for more details.

6.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk as well as related expenditures are refunded by the State.

7.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

8.
The group's average invoiced gas prices include volumes sold by the MMP segment.

9.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.

10.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by
the undersigned, thereunto duly authorised.

EQUINOR ASA
(Registrant)

Dated: 28 July, 2021
By: ___/s/ Ulrica Fearn
Name: Ulrica Fearn

Title: Chief financial Officer